Exhibit 12.1

Eschelon Telecom, Inc.

Statement re: computation of ratios

	For the years ended					Three months ended
	December 31,					March 31,
	2000	2001	2002	2003	2004	2004	2005
Fixed Charges
Interest Expense	9,274	12,958	5,729	1,754	11,452	2,314	4,872

Estimated Interest Within Rental Expense	315	440	467	481	407	121	118

Fixed Charges	9,589	13,398	6,196	2,235	11,859	2,435	4,990

Earnings
Pre-tax Net Income (Loss)	(52,644)	(53,716)	20,143	(17,206)	1,111	14,283	(7,637)
Fixed Charges	9,589	13,398	6,196	2,235	11,859	2,435	4,990

Earnings	(43,055)	(40,318)	26,339	(14,971)	12,970	16,718	(2,647)

Earnings to Fixed Charges Ratio	-	-	4.3x	-	1.1x	6.9x	-